United States securities and exchange commission logo





                            September 25, 2020

       Jan Goetgeluk
       Chief Executive Officer
       Virtuix Holdings Inc.
       1826 Kramer Lane, Suite H
       Austin, TX 78758

                                                        Re: Virtuix Holdings
Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed August 31,
2020
                                                            File No. 024-11309

       Dear Mr. Goetgeluk:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A

       Cover Page

   1. Disclose the date by which you must receive the minimum offering amount. Disclose that, if the minimum
offering amount has not been received by that time, you will promptly return all
money from received from potential investors.
       Other Terms, page 18

   2. You disclose on the offering circular cover page that investors will pay a processing fee directly to SeedInvest.
You disclose on page 18 that SI Securities, LLC will charge
                                                        investors a
non-refundable transaction fee equal to 2% of the amount invested up to $300.
                                                        Please clarify whether
these are two separate fees that investors must pay to purchase securities in the
offering or if they are the same fee. Discuss the reasons for the fees.
 Jan Goetgeluk
FirstName LastNameJan   Goetgeluk
Virtuix Holdings Inc.
Comapany 25,
September  NameVirtuix
               2020     Holdings Inc.
September
Page 2     25, 2020 Page 2
FirstName LastName
The Company's Business
Competition, page 27

3. You disclose that KATVR and Cyberith's products "are deemed to infringe on several of
         Virtuix's patents." Disclose whether this is your belief and if you have taken any legal action to enforce your intellectual property rights.
Management   s Discussion and Analysis of Financial Condition and Results of
Operations
Liquidity and Capital Resources, page 32

4. Please revise to disclose the minimum period of time that you will be able to conduct planned operations using only currently available capital resources without regard to the proceeds you expect to receive from the offering. We refer you to FRC 501.03(a) and
         Section IV of SEC Release 33-8350 for additional guidance.
Trend Information, page 33

5. Please revise to discuss how the COVID-19 pandemic has impacted the trends in revenue from the products and services currently available to customers (e.g., Omni Pro and Omni
         Arena). Also, please quantify the impact COVID-19 has had on sales subsequent to
         March 31, 2020, if material.
6. Please explain how parents being increasingly alarmed about their kids' screen-time habits is a consumer trend in the company's favor that will contribute to a successful Omni One launch.
Notes to Consolidated Financial Statements
Note 17. Restatement of Financial Results, page 66

7. Please revise to describe the nature of each of the material errors and how they were identified. Also, tell us whether these errors resulted in a material weakness in your internal controls over financial reporting and if so what consideration was given to disclosing this in a risk factor.
General

8. We note that your subsidiary VML_ZH is a wholly foreign-owned enterprise in China that
         sells the company   s products to customers in Asia. Please revise to
discuss the
         implications of having operations in China. You should address the risks, the legal and regulatory environment, and any restrictions on the movement of cash. You should also disclose how you are accounting for the entity in China and whether it is a variable
         interest entity (   VIE   ). If it is a VIE, please disclose how you
are able to consolidate the
         VIE and any risks related to consolidating a VIE.
 Jan Goetgeluk
FirstName LastNameJan   Goetgeluk
Virtuix Holdings Inc.
Comapany 25,
September  NameVirtuix
               2020     Holdings Inc.
September
Page 3     25, 2020 Page 3
FirstName LastName
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

        You may contact Eiko Yaoita Pyles, Staff Accountant, at 202-551-3587 or Christine
Dietz, Senior Staff Accountant, at 202-551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Foland, Staff Attorney, at
202-551-6711 or Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology